                   STRUCTURED ASSET SECURITIES CORPORATION II
                              LEHMAN BROTHERS INC.
                               745 Seventh Avenue
                            New York, New York 10019

                                 March 16, 2006

VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, D.C. 20549
Attention: Mr. Max A. Webb

            Re:    Structured Asset Securities Corporation II
                   Registration Statement on Form S-3
                   File No. 333-129844
                   -------------------------------------------

Dear Mr. Webb:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Structured
Asset Securities Corporation II (the "Registrant") and Lehman Brothers Inc. (the
"Managing Underwriter") hereby submit a request for acceleration. The Registrant has filed a Registration Statement on Form S-3 (No. 333-129844) with the
Securities and Exchange Commission (the "Commission"). We hereby request that it be declared effective at 9:00 a.m. on March 20, 2006, or as soon thereafter as practicable.

     We acknowledge and represent to the Commission that (i) should the
Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert the action of the
Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely Yours,

                                   STRUCTURED ASSET SECURITIES CORPORATION II
                                     Registrant

                                   By: /s/ Paul A. Hughson
                                      -------------------------------
                                   Name: Paul A. Hughson
                                   Title: Director

                                   LEHMAN BROTHERS INC.
                                     Managing Underwriter

                                   By: /s/ Paul A. Hughson
                                      -------------------------------
                                   Name: Paul A. Hughson
                                   Title: Managing Director

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